Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 9, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 8, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Honeywell Aerospace Inc. (the "Registrant") a copy of the Registrant's application on Form 10-12(b)/A for the registration of the following security:


Common Stock, par value $0.01 per share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 10-12(b)/A, and we hereby join in such request.

Sincerely,

Eun Ah Choi